# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Afya Ltd, CIK 0001771007
CUSIP: G01125106
Title of class of securities: Class A Common Shares, par value $0.00005 per share
Address of issuer's principal executive offices: ALAMEDA OSCAR NIEMEYER NO. 119, 15TH FLOOR, VILA DA SERRA, NOVA LIMA, Brazil (D5), 34006-056
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0000950103-21-012104
Filed by CIK 0001087051
Persons authorized to receive notices and communications: Denise Abel, Bertelsmann SE & Co. KGaA, Carl-Bertelsmann-Strasse 270, Gutersloh, Germany (2M), 33311, 49-0-5241-80-2551

## Reporting persons
- Bertelsmann SE & Co. KGaA (CIK 0001087051): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 59,731,836; sole dispositive power 59,731,836; shared dispositive power 0; aggregate amount beneficially owned 59,731,836 (74.2% of the class)
  Comment: (1) Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (Bertelsmann) and Erste WV Gutersloh GmbH, a wholly-owned direct subsidiary of Bertelsmann (Erste and collectively with Bertelsmann, the Reporting Person) consists of 34,074,134 Class B common shares and 25,657,702 Class A common shares held of record by the Reporting Person. Each Class B common share held of record by the Reporting Person is convertible into one Class A common share at the option of its holder at any time.
  
  (2) Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 46,426,830 Class A common shares outstanding as of September 30, 2024 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securities and Exchange Commission (the Commission) on November 13, 2024 (as reduced by the number of treasury shares reported therein), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person. As of September 30, 2023, the number of Class A common shares outstanding was 44,009,699 and the percentage beneficially owned was 58.06percent.
  
  (3) Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.
- Erste WV Gutersloh GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 59,731,836; sole dispositive power 59,731,836; shared dispositive power 0; aggregate amount beneficially owned 59,731,836 (74.2% of the class)
  Comment: (1) Aggregate amount beneficially owned by Bertelsmann SE & Co. KGaA (Bertelsmann) and Erste WV Gutersloh GmbH, awholly-owned direct subsidiary of Bertelsmann (Erste and collectively with Bertelsmann, the Reporting Person) consists of34,074,134 Class B common shares and 25,657,702 Class A common shares held of record by the Reporting Person. EachClass B common share held of record by the Reporting Person is convertible into one Class A common share at the optionof its holder at any time.
  
  (2) Represents the quotient obtained by dividing (a) the number of Class B common shares and Class A common sharesbeneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 46,426,830 Class A common sharesoutstanding as of September 30, 2024 as reported by the Issuer in its Current Report on Form 6-K, filed with the Securitiesand Exchange Commission (the Commission) on November 13, 2024 (as reduced by the number of treasury sharesreported therein), and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person.The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses (a)and (b) of this footnote are treated as converted into Class A common shares only for the purpose of computing thepercentage ownership of the Reporting Person. As of September 30, 2023, the number of Class A common sharesoutstanding was 44,009,699 and the percentage beneficially owned was 58.06percent.
  
  (3) Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Thepercentage reported does not reflect the ten for one voting power of the Class B common shares because the Class Bcommon shares are treated as converted into Class A common shares for the purpose of this report.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, par value $0.00005 per share
Name of issuer: Afya Ltd
Address of issuer's principal executive offices: ALAMEDA OSCAR NIEMEYER NO. 119, 15TH FLOOR, VILA DA SERRA, NOVA LIMA, Brazil (D5), 34006-056
Comment:
Explanatory Note

This Amendment No. 32 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on August 10, 2021 (the "Original Schedule 13D", as further amended on March 4, 2022, "Amendment No. 1", as further amended on April 18, 2022, "Amendment No. 2", as further amended on April 25, 2022, "Amendment No. 3," as further amended on May 4, 2022, "Amendment No. 4," as further amended on May 23, 2022, "Amendment No. 5," as further amended on May 27, 2022, "Amendment No. 6," as further amended on August 1, 2022, "Amendment No. 7," as further amended on August 31, 2022, "Amendment No. 8," as further amended on September 23, 2022, "Amendment No. 9," as further amended on October 24, 2022, "Amendment No. 10," as further amended on November 9, 2022, "Amendment No. 11," as further amended on November 29, 2022, "Amendment No. 12," as further amended on December 16, 2022, "Amendment No. 13," as further amended on December 21, 2022, "Amendment No. 14," as further amended on January 12, 2023, "Amendment No. 15," as further amended on February 23, 2023, "Amendment No. 16," as further amended on March 29, 2023, "Amendment No. 17," as further amended on May 1, 2023, "Amendment No. 18," as further amended on June 20, 2023, "Amendment No. 19," as further amended on July 25, 2023, "Amendment No. 20," as further amended on September 7, 2023, "Amendment No. 21," as further amended on October 31, 2023, "Amendment No. 22," as further amended on December 12, 2023, "Amendment No. 23," as further amended on February 12, 2024, "Amendment No. 24," as further amended on March 19, 2024, "Amendment No. 25," as further amended on May 7, 2024, "Amendment No. 26," as further amended on May 22, 2024, "Amendment No. 27," as further amended on June 27, 2024, "Amendment No. 28," as further amended on July 23, 2024, "Amendment No. 29," as further amended on September 18, 2024, "Amendment No. 30," as further amended on October 31, 2024, "Amendment No. 31," and, as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 27, Amendment No. 28, Amendment No. 29, Amendment No. 30 or Amendment No. 31. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the Class A common shares, par value $0.00005, of Afya Limited, an exempted liability company incorporated under the laws of the Cayman Islands (the "Issuer"), having its registered offices at Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais Brazil.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment No. 32 amends and supplements Item 3 of the Original Schedule 13D (as amended by Amendment No. 3, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30 and Amendment No. 31) as follows:

The Reporting Person purchased an additional 912,283 Class A common shares pursuant to the Trading Plan for a purchase price of $15,189,298.65, or an average of $16.65 per Class A common share. Such price was funded by the Reporting Person through internally generated funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 32 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30 and Amendment No. 31) as follows:

The information relating to the beneficial ownership of Class A common shares by the Reporting Person as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Person is the beneficial owner of 25,657,702 Class A common shares, which represents 55.26% of the Class A common shares outstanding based on 46,426,830 Class A common shares outstanding as of September 30, 2024 as reported by the Issuer in its Current Report on Form 6-K, filed with the Commission on November 13, 2024 (as reduced by the number of treasury shares reported therein). Except as set forth in this Item 5(a), the Reporting Person does not own beneficially any Class A common shares. The Reporting Person will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Amendment No. 32 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30 and Amendment No. 31) as follows:

The Reporting Person has shared power to vote and dispose of 25,657,702 Class A common shares.
Transactions in the class effected during the past sixty days:
This Amendment No. 32 amends and supplements Item 5 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 28, Amendment No. 29, Amendment No. 30 and Amendment No. 31) as follows:

The Reporting Person has purchased the following Class A common shares in open market transactions pursuant to the Trading Plan since the filing of the Schedule 13D/A on October 31, 2024:

Transaction Date Class A Common Shares Purchased Average Price Per Share
October 30, 2024 30,090 16.93
October 31, 2024 30,090 16.81
November 1, 2024 27,859 17.26
November 4, 2024 28,962 17.65
November 5, 2024 14,974 17.95
November 6, 2024 28,962 17.97
November 7, 2024 28,962 17.92
November 8, 2024 28,962 17.64
November 11, 2024 29,233 17.95
November 12, 2024 29,233 17.71
November 13, 2024 29,018 17.45
November 14, 2024 29,233 16.07
November 15, 2024 29,233 15.99
November 18, 2024 30,309 16.44
November 19, 2024 24,967 16.46
November 20, 2024 24,197 16.35
November 21, 2024 30,309 16.42
November 22, 2024 24,073 16.80
November 25, 2024 18,398 16.92
November 26, 2024 26,161 16.99
November 27, 2024 26,015 17.12
November 29, 2024 15,511 16.40
December 2, 2024 24,450 16.67
December 3, 2024 26,584 15.68
December 4, 2024 14,811 16.04
December 5, 2024 26,584 16.48
December 6, 2024 26,584 16.36
December 9, 2024 27,775 16.18
December 10, 2024 22,057 16.07
December 11, 2024 26,309 16.08
December 12, 2024 27,775 15.88
December 13, 2024 27,775 15.73
December 16, 2024 25,683 15.54
December 17, 2024 25,682 15.24
December 18, 2024 25,463 15.05

## Signatures
- Bertelsmann SE & Co. KGaA: ppa /s/ Martin Dannhoff, Martin Dannhoff, SVP Corporate Legal (12/20/2024)
- Bertelsmann SE & Co. KGaA: ppa /s/ Denise Abel, Denise Abel, SVP Corporate Legal (12/20/2024)
- Erste WV Gutersloh GmbH: /s/ Martin Dannhoff, Martin Dannhoff, Director (12/20/2024)
- Erste WV Gutersloh GmbH: /s/ Denise Abel, Denise Abel, Director (12/20/2024)